Exhibit 12

AMGEN INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions)

	Nine months ended September 30, 2007 (b)	Year ended December 31,
		2006	2005	2004	2003	2002
Computation of Earnings:
Income (loss) before taxes	$2,903	$4,020	$4,868	$3,395	$3,173	$(685)
Net interest expense	186	129	96	37	31	44
Interest portion of operating lease expense	37	39	27	25	17	15
Equity in (earnings) losses of 50%-or-less owned companies accounted for under the equity method	(46)	(72)	(71)	(26)	4	(24)

Earnings	$3,080	$4,116	$4,920	$3,431	$3,225	$(650)

Computation of Fixed Charges:
Net interest expense	$186	$129	$96	$37	$31	$44
Capitalized interest	20	43	30	20	24	8
Interest portion of operating lease expense	37	39	27	25	17	15

Fixed Charges	$243	$211	$153	$82	$72	$67

Ratio of Earnings to Fixed Charges	12.7x	19.5x	32.2x	41.8x	44.8x	(a )

(a)	Earnings are approximately $716 million lower than the amount needed to cover fixed charges in this year. Earnings were negatively impacted by a write-off of acquired in-process research and development of approximately $3.0 billion related to the acquisition of Immunex Corporation.

(b)	In May 2007, we issued $2.0 billion aggregate principal amount of floating rate notes due in 2008 (the “2008 Floating Rate Notes”), $1.1 billion aggregate principal amount of notes due in 2017 (the “2017 Notes”) and $900 million aggregate principal amount of notes due in 2037 (the “2037 Notes”) in a private placement. The 2008 Floating Rate Notes bear interest at a rate per annum, equal to LIBOR plus 0.08%, which will be reset quarterly. The 2017 Notes and 2037 Notes pay interest at fixed rates of 5.85% and 6.375%, respectively.

These computations include Amgen and its consolidated subsidiaries. For these ratios, “earnings” is computed by adding income (loss) before income taxes and fixed charges (excluding capitalized interest) and excluding our share of income/losses in equity method affiliates. Fixed charges consist of (i) interest expense, which includes amortized premiums, discounts and capitalized expenses related to indebtedness, (ii) capitalized interest and (iii) a reasonable approximation of the interest factor deemed to be included in rental expense. Fixed charges exclude any interest related to unrecognized tax benefits, which is included in the provision for income taxes in our consolidated statements of operations. In addition, for the nine months ended September 30, 2007, fixed charges also exclude the write-off of deferred financing and related costs resulting from the repayment of certain of our convertible debt.

For the periods indicated above, we have no outstanding shares of preferred stock with required dividend payments. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are identical to the ratios presented in the tables above.